EXHIBIT 1

                                  [TRANSLATION]

                                                                   March 9, 2005

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il


                                IMMEDIATE REPORT

On March 9, 2005, the Industrial Development Bank of Israel Limited filed a motion with the Tel Aviv District Court in which the respondents are the Minister of Finance and 33 financial entities who petitioned the Tel Aviv District Court in Tel Aviv, in the month of September 2004, to order the Bank to pay to its shareholders a dividend in the same amount and at the same time as it had paid until the second quarter of 2002. In the motion filed today by the Bank, the court is petitioned to declare that the interest on the monies that the Bank deposited in a perpetual deposit with the Ministry of Finance accrues to the benefit of the Bank, as long as the Bank does not distribute a dividend in respect of its preferred shares (C, CC, CC1, D and DD shares). As stated in the Bank's periodic reports, the decision of the Bank's board of directors to suspend the distribution of dividends for the above preferred shares was based, inter alia, on the possibility that the interest on the perpetual deposit of the Bank with Ministry of Finance will continue to accrue to the benefit of the Bank, even if not actually paid, as long as the dividend is not distributed, and this issue also was raised by the Supervisor of Banks in its relating to the question of the distribution of the dividend. As noted in the Bank's periodic reports, the deposit agreements of the perpetual deposit do not explicitly determine the rule as to the interest on the perpetual deposit for the period that the Bank is prohibited from distributing a dividend on the above preferred shares, and the board of directors of the Bank came to the conclusion that the interest should accrue.